UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         PREMIER FINANCIAL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74050M105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Thomas J. Murray
                              Huddleston Bolen LLP
                     611 Third Avenue, Huntington, WV 25701
                                 (304) 691-8398
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   74050M105

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

     Douglas Vernon Reynolds

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)      X


3.   SEC Use Only


4.   Source of Funds (See Instructions)
     BK

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization
     West Virginia

Number of         7.  Sole Voting Power
Shares                378,713 shares of common stock
Beneficially
Owned by          8.  Shared Voting Power
Each                  -0-
Reporting
Person            9.  Sole Dispositive Power
With                  378,713 shares of common stock

                  10. Shared Dispositive Power
                      -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     378,713 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)
     7.24% of the common stock of Issuer

14.  Type of Reporting Person (See Instructions)
     IN

Item 1.    Security and Issuer

           This statement relates to shares of common stock, no par value, of Premier Financial Bancorp, Inc., a Kentucky corporation (the "Issuer") having its principal executive offices at 2883 Fifth Avenue, Huntington, West Virginia 25702.

Item 2.    Identity and Background

           (a)       Name: Douglas Vernon Reynolds

           (b)       Business Address: 703 Fifth Avenue, Huntington, WV 25701

           (c) Present principal occupation and name, principal business and address of any corporation or other organization in which such employment is conducted:

                     Attorney at Law
                     Reynolds & Brown PLLC
                     703 Fifth Avenue
                     Huntington, West Virginia 25701

           (d), (e)  During the last five years, the reporting person has not
                     (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)       Citizenship: United States of America


Item 3.    Source and Amount of Funds or Other Consideration

           The reporting person has utilized proceeds of a loan in amount of $3,737,579.82 from United Bank, Inc., Huntington, West Virginia, bearing variable interest at the Wall Street Journal Prime Rate, requiring 120 monthly payments of principal and interest, maturing November 23, 2014. This loan is collateralized by a pledge of 363,352 shares of common stock of Issuer and a pledge of 100,000 shares of common stock of Portec Rail Products, Inc. A copy of the promissory note is attached as Exhibit A. The form of "Assignment of Investment Property Securities" effecting such pledge is attached as Exhibit B.

Item 4.    Purpose of Transaction

           All of the Issuer's securities owned by reporting person have been acquired as an investment. The reporting person has no current plans or proposals which relate to or would result in any of the following, but reserves the right to seek to effect any such matters in the future:

           (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of the Issuer;

           (f) Any other material change in the Issuer's business or corporate structure;

           (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (j)  Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

           (a) As of November 19, 2004, the reporting person beneficially owns 378,713 shares, constituting 7.24% of all the 5,232,230 issued and outstanding shares of common stock of the Issuer.

           (b) Reporting person possesses the sole power to vote or direct the vote and sole power to dispose or direct the disposition of all the 378,713 shares of common stock of Issuer beneficially owned by him.

           (c) On November 19, 2004, reporting person acquired 363,352 shares of common stock of the Issuer at a price $10.2864 per share in a private purchase. In the sixty days prior to November 19, 2004, the date of the event requiring the filing of this statement, reporting person did not engage in any transactions involving the Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Reporting person Douglas Vernon Reynolds is the son of Marshall T. Reynolds, Chairman of the Board of Directors of Issuer and holder of 559,990 shares, constituting 10.7% of all issued and outstanding shares of Issuer's common stock. No other contract, arrangement, understanding or relationship (legal or otherwise) exists between Douglas Vernon Reynolds and any other person with respect to any securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits

           Exhibit A:  Promissory Note.

           Exhibit B:  Assignment of Investment Property/Securities

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2004
--------------------------------------------------------------------------------
Date

/s/  Douglas Vernon Reynolds
--------------------------------------------------------------------------------
Signature

Douglas Vernon Reynolds
--------------------------------------------------------------------------------
Name/Title

                                                                      EXHIBIT A

                                   UNITED BANK
                              WEST VIRGINIA'S BANK

--------------------------------------------------------------------------------
LOAN NUMBER    LOAN NAME             ACCT. NUMBER   NOTE DATE       INITIALS
5111794-9008   Douglas V. Reynolds   5111794        11/23/04        LJP
NOTE AMOUNT    INDEX (w/Margin)      RATE           MATURITY DATE   LOAN PURPOSE
$3,737.579.82  Wall Street Journal   5.000%         11/23/14        Commercial
               Prime
                              Creditor Use Only
--------------------------------------------------------------------------------

                                 PROMISSORY NOTE
                  (Commercial - Single Advance - Variable Rate)

DATE AND PARTIES. The date of this Promissory Note (Note) is November 23, 2004. The parties and their addresses are:

     LENDER:
         UNITED BANK, INC.
         2889 Third Avenue
         Huntington, West Virginia 25702
         Telephone: (304) 525-5115

     BORROWER;
         DOUGLAS V. REYNOLDS

1. DEFINITIONS. As used in this Note, the terms have the following meanings:

     A. Pronouns. The pronouns 'I,' "me," and "my" refer to each Borrower signing this Note, individually and together with their heirs, successors and assigns, and each other person or legal entity (including guarantors, endorsers, and sureties) who agrees to pay this Note. "You" and "Your" refer to the Lender, with its participants or syndicators, successors and assigns, or any person or company that acquires an interest in the Loan.

     B. Note. Note refers to this document, and any extensions, renewals, modifications and substitutions of this Note.

     C. Loan. Loan refers to this transaction generally, including obligations and duties arising from the terms of all documents prepared or submitted for this transaction such as applications, security agreements, disclosures or notes, and this Note.

     D. Property. Property is any property, real, personal or intangible, that secures my performance of the obligations of this Loan.

     E. Percent. Rates end rate change limitations are expressed as annualized percentages.

2. PROMISE TO PAY. For value received, l promise to pay you or your order, at your address, or at such other location as you may designate, the principal sum of $3,737,579.82 (principal plus interest from November 23, 2004 on the unpaid Principal balance until this Note matures or this obligation is accelerated.

3. INTEREST. Interest will accrue on the unpaid Principal balance of the Note at the rate of 5.000 percent (Interest Rate) until November 24, 2004, after which time it may change as described in the Variable Rate subsection.

     A. Post-Maturity Interest. After maturity or acceleration interest will accrue on the unpaid Principal balance of this Note at the Interest Rate in effect from time to time until paid in full.

     B. Maximum Interest Amount. Any amount assessed or collected as interest under the terms of this Note or obligation will be limited to the Maximum Lawful Amount of interest allowed by state or federal law. Amounts collected in excess of the Maximum Lawful Amount will be applied first to the unpaid Principal balance. Any remainder will be refunded to me.

     C. Statutory Authority. The amount assessed or collected on this Note is authorized by the West Virginia usury laws under W. Va. Code Sections 47A-1-1, 47-6-1 et. seq., 31A-4-27 to 31A-4-30a and 31C-7-2.

     D. Accrual. During the scheduled term of this loan interest accrues using an Actual/360 days counting method.

     E. Variable Rate. The interest Rate may change during the term of this transaction.

         (1) Index. Beginning with the first Change Date, the Interest Rate will be based on the following index: the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks known as the Wall Street Journal Prime Rate.

         The Current Index is the most recent Index figure available on each Change Date. You do not guaranty by selecting this Index, or the margin, that the Interest Rate on this Note will be the same rate you charge on any other loans or class of loans you make to me or other borrowers. If this Index is no longer available, you will substitute a similar index. You will give me notice of your choice.

         (2) Change Date, Each date on which the Interest Rate may change is called a Change Date. The Interest Rate may change November 24, 2004 and dally thereafter.

         (3) Calculation Of Change. On each Change Date, you will calculate the Interest Rate, which will be the Current Index. The result of this calculation will be rounded to the nearest .01 percent. Subject to any limitations, this will be the Interest Rate until the next Change Date. The new Interest Rate will become effective on each Change Date. The Interest Rate and other charges on this Note will never exceed the highest rate or charge allowed by law for this Note.

         (4) Effect Of Variable Rate. A change in the interest Rate will have the following effect on the payments: The amount of scheduled payments will change.

4. ADDITIONAL CHARGES. As additional consideration, I agree to pay, or have paid, these additional fees and charges.

     A. Nonrefundable Fees and Charges. The following fees are earned when collected and will not be refunded if I prepay this Note before the scheduled maturity date.

         Loan. A(n) Loan fee of $500.00 payable from the loan proceeds.

5. REMEDIAL CHARGES. In addition to interest or other finance charges, I agree that I will pay these additional fees based on my method and pattern of payment. Additional remedial charges may be described elsewhere in this Note.

     A. Late Charge. If a payment is more than 10 days late, I will be charged
     2.000 percent of the Amount of Payment or $15.00, whichever is greater. However, this charge will not be greater than $100.00. I will pay this late charge promptly but only once for each late payment.

6. PURCHASE MONEY LOAN. You may include the name of the seller on the check or draft for this Note.

7. PAYMENT. I agree to pay this Note in 120 payments. A payment of $39,771.02 will be due December 23, 2004, and on the 23rd day of each month thereafter. This scheduled payment amount may change to reflect changes in the Interest Rate as described in the Variable Rate subsection of this Note. A final payment of the entire unpaid balance of Principal and interest will be due November 23, 2014.

Payments will be rounded to the nearest $.01. With the final payment I also agree to pay any additional fees or charges owing and the amount of any advances you have made to others on my behalf. Payments scheduled to be paid on the 29th, 30th or 31st day of a month that contains no such day will, instead, be made on the last day of such month.

If the amount of a scheduled payment does not equal or exceed interest accrued during the payment period the unpaid portion will be added to, and will be payable with, the next scheduled payment.

Each payment I make on this Note will be applied first to interest that is due then to principal that is due, and finally to any charges that I owe other than principal and interest. If you and I agree to a different application of payments, we will describe our agreement on this Note. The actual amount of my final payment will depend on my payment record.

8. PREPAYMENT. I may prepay this Loan in full or in part at any time. Any partial prepayment will not excuse any later scheduled payments until I pay in full.

9. LOAN PURPOSE. The purpose of this Loan is to purchase 363,352 shares Premier Financial stock.

10. SECURITY. This Loan is secured by separate security instruments prepared together with this Note as follows:

Document Name                                        Parties to Document
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Premier Financial
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Premier Financial
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Premier Financial
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Premier Financial
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Premier Financial
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Premier Financial
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.
Assignment Of Investment                             Douglas Reynolds
Property/Securities - Portec Rail Products, Inc.


11. DEFAULT. I will be in default if any of the following occur:

     A. Payments. I fail to make a payment in full when due.

     B. Insolvency or Bankruptcy. The death, dissolution or insolvency of, appointment of a receiver by or on behalf of, application of any debtor relief law. the assignment for the benefit of creditors by or on behalf of, the voluntary or involuntary termination of existence by, or the commencement of any proceeding under any present or future federal or state insolvency, bankruptcy, reorganization, composition or debtor relief law by or against me or any co-signer, endorser, surety or guarantor of this Note or any other obligations I have with you.

     C. Death or Incompetency. I die or am declared legally incompetent.

     D. Failure to Perform. I fail to perform any condition or to keep any promise or covenant of this Note.

     E. Other Documents. A default occurs under the terms of any other transaction document.

     F. Other Agreements. I am in default on any other debt or agreement I have with you.

     G. Misrepresentation. I make any verbal or written statement or provide any financial information that is untrue, inaccurate, or conceals a material fact at the time it is made or provided.

     H. Judgment. I fail to satisfy or appeal any Judgment against me.

     I. Forfeiture. The Property is used in a manner or for a purpose that threatens confiscation by a legal authority.

     J. Name Change. I change my name or assume an additional name without notifying you before making such a change.

     K. Property Transfer. I transfer all or a substantial part of my money or property.

     L. Property Value. The value of the Property declines or is impaired.

     M. Insecurity. You reasonably believe that you are insecure.

12. DUE ON SALE OR ENCUMBRANCE. You may, at your option, declare the entire balance of this Note to be immediately due and payable upon the creation of, or contract for the creation of, any lien, encumbrance, transfer or sale of all or any part of the Property. This right is subject to the restrictions imposed by federal law (12 C.F.R. 591), as applicable.

13. WAIVERS AND CONSENT. To the extant not prohibited by law, I waive protest, presentment for payment, demand, notice of acceleration, notice of intent to accelerate and notice of dishonor.

     A. Additional Waivers By Borrower. In addition, I, and any party to this Note and Loan, to the extent permitted by law, consent to certain actions you may take, and generally waive defenses that may be available based on these actions or based on the status of a party to this Note.

         (1) You may renew or extend payments on this Note, regardless of the number of such renewals or extensions.

         (2) You may release any Borrower, endorser, guarantor, surety, accommodation maker or any other co-signer.

         (3) You may release, substitute or impair any Property securing this Note.

         (4) You, or any institution participating in this Note, may invoke your right of set-off.

         (5) You may enter into any sales, repurchases or participations of this Note to any person in any amounts and I waive notice of such sales, repurchases or participations.

         (6) I agree that any of us signing this Note as a Borrower is authorized to modify the terms of this Note or any instrument securing, guarantying or relating to this Note.

     B. No Waiver By Lender. Your course of dealing, or your forbearance from, or delay in, the exercise of any of your rights, remedies, privileges or right to insist upon my strict performance of any provisions contained in this Note, or other loan documents, shall not be construed as a waiver by you, unless any such waiver is in writing and is signed by you.

14. REMEDIES. After I default, and after you give any legally required notice and opportunity to cure the default, you may at your option do any one or more of the following.

     A. Acceleration. You may make all or any part of the amount owing by the terms of this Note immediately due.

     B. Sources. You may use any and all remedies you have under state or federal law or in any instrument securing this Note.

     C. Insurance Benefits. You may make a claim for any and all insurance benefits or refunds that may be available on my default.

     D. Payments Made On My Behalf. Amounts advanced on my behalf will be immediately due and may be added to the balance owing under the terms of this Note, and accrue interest at the highest post-maturity interest rate.

     E. Attachment. You may attach or garnish my wages or earnings.

     F. Set-Off. You may use the right of set-off. This means you may set-off any amount due and payable under the terms of this Note against any right I have to receive money from you.

     My right to receive money from you includes any deposit or share account balance I have with you; any money owed to me on an item presented to you or in your possession for collection or exchange; and any repurchase agreement or other non-deposit obligation. "Any amount due and payable under the terms of this Note" means the total amount to which you are entitled to demand payment under the terms of this Note at the time you set-off.

     Subject to any other written contract, if my right to receive money from you is also owned by someone who has not agreed to pay this Note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement.

     Your right of set-off does not apply to an account or other obligation where my rights arise only in a representative capacity. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

     You will not be liable for the dishonor of any check when the dishonor occurs because you set-off against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.

     G. Waiver. Except as otherwise required by law, by choosing any one or more of these remedies you do not give up your right to use any other remedy. You do not waive a default, if you choose not to use a remedy. By electing not to use any remedy, you do not waive your right to later consider the event a default and to use any remedies if the default continues or occurs again.

15. COLLECTION EXPENSES AND ATTORNEYS' FEES. On or after default, to the extent permitted by law, I agree to pay all expenses of collection, enforcement or protection of your rights and remedies under this Note. Expanses include, but are not limited to, attorneys' fees, court costs and other legal expenses. These expenses are due and payable immediately. If not paid immediately, these expenses will bear interest from the date of payment until paid in full at the highest interest rate in effect as provided for in the terms of this Note. All fees and expenses will be secured by the Property I have granted to you, if any. To the extent permitted by the United States Bankruptcy Code, I agree to pay the reasonable attorneys' fees you incur to collect this Debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.

16. COMMISSIONS. I understand and agree that you (or your affiliate) will earn commissions or fees on any insurance products, and may earn such fees on other services that I buy through you or your affiliate.

17. WARRANTIES AND REPRESENTATIONS. I have the right and authority to enter into this Note. The execution and delivery of this Note will not violate any agreement governing me or to which I am a party.

18. APPLICABLE LAW. This Note is governed by the laws of West Virginia, the United States of America and to the extent required, by the laws of the jurisdiction where the Property is located. In the event of a dispute, the exclusive forum, venue and place of jurisdiction will be in West Virginia, unless otherwise required by law.

19. JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS. My obligation to pay this Loan is independent of the obligation of any other person who has also agreed to pay it. You may sue me alone, or anyone else who is obligated on this Loan, or any number of us together, to collect this Loan. Extending this Loan or new obligations under this Loan, will not affect my duty under this Loan and I will still be obligated to pay this Loan. The duties and benefits of this Loan will bind and benefit the successors and assigns of you and me.

20. AMENDMENT, INTEGRATION AND SEVERABILITY. This Note may not be amended or modified by oral agreement. No amendment or modification of this Note is effective unless made in writing and executed by you and me. This Note is the complete and final expression of the agreement. If any provision of this Note is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable.

21. INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Note.

22. NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one party will be deemed to be notice to all parties. I will inform you in writing of any change in my name, address or other application information. I will provide you any financial statement or information you request. All financial statements and information I give you will be correct and complete. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under thus Loan and to confirm your lien status on any Property. Time is of the essence.

23. CREDIT INFORMATION. I agree to supply you with whatever information you reasonably request. You will make requests for this information without undue frequency, and will give me reasonable time in which to supply the information.

24. ERRORS AND OMISSIONS. I agree, if requested by you, to fully cooperate in the correction, if necessary, in the reasonable discretion of you of any and all loan closing documents so that all documents accurately describe the Loan between you and me. I agree to assume all costs including by way of illustration and not limitation, actual expenses, legal fees and marketing losses for failing to reasonably comply with your requests within thirty (30) days.

25. SIGNATURES. By signing under seal, I agree to the terms contained in this Note. I also acknowledge receipt of a copy of this Note.

     BORROWER:
         /s/ Douglas V. Reynolds                 (Seal)
         ----------------------------------------
         Douglas V. Reynolds
         Individually

     LENDER:
         United Bank, Inc.
              By /s/ Linda J. Pleasants          (Seal)
                 --------------------------------
              Linda J. Pleasants, Vice President

                                                                       EXHIBIT B



                  ASSIGNMENT OF INVESTMENT PROPERTY/SECURITIES
--------------------------------------------------------------------------------

DATE AND PARTIES, The date of this Assignment Of Investment Property/Securities (Agreement) is Nov. 23, 2004. The parties and their addresses are:

     SECURED PARTY:
         UNITED BANK, INC.
         2889 Third Avenue
         Huntington, West Virginia 25702

     DEBTOR:
         DOUGLAS V. REYNOLDS

The pronouns "you" and "your" refer to the Secured Party. The pronouns "I," "me" and "my" refer to each person or entity signing this Agreement as Debtor and agreeing to give the Property described in this Agreement as security for the Secured Debts.

1. SECURED DEBTS. This Agreement will secure the following Secured Debts;

     A. Specific Debts. The following debts and all extensions, renewals, refinancings, modifications and replacements. A promissory note or other agreement. No. 5111794-9008, dated November 23, 2004, from me to you, in the amount of $3,737,579.82.

     B. All Debts. All present and future debts from me to you, even if this Agreement is not specifically referenced, the future debts are also secured by other collateral, or if the future debt is unrelated to or of a different type than this debt. If more than one person signs this Agreement, each agrees that it will secure debts incurred either individually or with others who may not sign this Agreement. Nothing in this Agreement constitutes a commitment to make additional or future loans or advances. Any such commitment must be in writing.

     This Agreement will not secure any debt for which you fail to give any required notice of the right of rescission. This Agreement will not secure any debt for which a non-possessory, non-purchase money security interest is created in "household goods" in connection with a "consumer loan," as those terms are defined by federal law governing unfair and deceptive credit practices.

     C. Sums Advanced. All sums advanced and expenses incurred by you under the terms of this Agreement.

2. ASSIGNMENT. To secure the payment and performance of the Secured Debts, I assign and grant a security interest to you in all of the Property described in this Agreement that I own or have sufficient rights in which to transfer an interest, now or in the future, wherever the Property is or will be located, and all additions, proceeds, end products of the Property (including, but not limited to, all renewals, replacements, modifications and substitutions to the Property). Property is all the collateral given as security for the Secured Debts and described in this Agreement, and includes all obligations that support the payment or performance of the Property. "Proceeds" includes anything acquired upon the sale. lease, license, exchange, or other disposition of the Property; any rights and claims arising from the Property; and any collections and distributions on account of the Property.

Property also includes any original evidence of title of ownership. I will deliver any certificates, documents or instruments evidencing the Property and properly execute all items as necessary to reflect your security interest.

This Agreement remains in affect until terminated in writing or the Secured Debts are paid and you are no longer obligated to advance funds to me under any loan or credit agreement.

Upon termination of this Agreement, you will return to me all the Property in your possession which has not been used or applied toward payment of the Secured Debts. I agree that you may surrender the Property to any Debtor upon termination of this Agreement without further responsibility or liability.

3. PROPERTY DESCRIPTION. The Property is described as follows:

     A. Investment Property/Securities: 69210.000 shares of Common stock In Premier Financial, represented by certificate number(s) PF1497.

4. WARRANTIES AND REPRESENTATIONS. I have the right and authority to enter into this Agreement. The execution and delivery of this Agreement will not violate any agreement governing me or to which I am a party. My principal residence is located in West Virginia. I will provide you with at least 30 days notice prior to any change in my name or principal residence location.

     A. Ownership of Property. I represent that I own all of the Property. Your claim to the Property is ahead of the claims of any other creditor, except as disclosed in writing to you prior to any advance on the Secured Debts.

5. DUTIES TOWARD PROPERTY.

     A. Protection of Secured Party's Interest. I will defend the Property against any other claim. I agree to do whatever you require to protect your security interest and to keep your claim in the Property ahead of the claims of other creditors. I will not do anything to harm your position.

     I will keep books, records and accounts about the Property and my business in general. I will let you examine these and make copies at any reasonable time. I will prepare any report or accounting you request which deals with the Property. I will furnish you, promptly upon receipt, copies of all material notices, requests and other documents I receive relating to the Property.

     B. Protection of the Property. I will notify you in writing prior to any change in my name or address.

     Until the Secured Debts are fully paid and this Agreement is terminated, I will not grant a security interest in any of the Property without your prior written consent.

     I will pay all taxes and assessments levied or assessed against me or the Property and provide timely proof of payment of these taxes and assessments upon request.

     C. Risk of Loss. The risk of any loss or damage to the Property is on me.

     D. Selling or Encumbering the Property. I will not sell, offer to sell, or otherwise transfer or encumber the Property without your prior written permission. Any disposition of the Property contrary to this Agreement shall violate your rights.

     Your permission to sell the Property may be reasonably withheld without regard to the creditworthiness of any buyer or transferee. I will not permit the Property to be the subject of any court order affecting my rights to the Property in any action by anyone other than you. If the Property includes chattel paper or instruments, either as original collateral or as proceeds of the Property, I will note your security interest on the face of the chattel paper or instruments.

     E. Additional Duties Specific to Investment Property or Securities. Upon receipt. I will deliver to you all Property such as stock dividends and securities resulting from stock splits, reorganizations and recapitalizations.

     I will issue instructions and take all necessary actions to assure your control over the Property which may include any of the following:

         (1) Registering or delivering certificates to you with the proper endorsements.

         (2) Informing an issuer, securities intermediary, or commodities intermediary that I have consensually entered into an agreement with you requesting them to comply with instructions or entitlement orders issued by you regarding the Property without further consent from me.

         (3) Causing the clearing corporation to reduce my account or the financial intermediary's account where I hold the Property and to increase your account or the financial intermediary's account where you hold securities by the amount of the Secured Debts or the number of shares assigned.

         (4) Causing the Issuer of the Property to register this security interest (pledge) to you and to send written confirmation of the registration to you.

6. AUTHORITY TO PERFORM. I authorize you to do anything you deem reasonably necessary to protect the Property, and perfect and continue your security interest in the Property. If I fail to perform any of my duties under this Agreement or any other security interest, you are authorized, without notice to me, to perform the duties or cause them to be performed. These authorizations include, but are not limited to, permission to:

     A. pay and discharge taxes, liens, security interests or other encumbrances at any time levied or placed on the Property.

     B. sign, when permitted by law, and file any financing statements on my behalf and pay for filing and recording fees pertaining to the Property.

     C. request transfer of the Property to your name, or register and place a note on any chattel paper or on the books of the Property issuer or securities intermediary indicating your interest in the Property.

     D. take any action you feel necessary to realize on the Property, including performing any part of a contract or endorsing it in my name.

     E. exercise all voting or other ownership rights pertaining to the Property (although you are not obligated to do so).

     F. handle any suits or other proceedings involving the Property in my name.

     G. prepare, file, and sign my name to any necessary reports or accountings.

     H. make an entry on my books and records showing the existence of this Agreement.

If you perform for me, you will use reasonable care. Reasonable care will not include: any steps necessary to preserve rights against prior parties; the duty to send notices, perform services or take any other action in connection with the management of the Property; or the duty to protect, preserve or maintain any security interest given to others by me or other parties. Your authorization to perform for me will not create an obligation to perform and your failure to perform will not preclude you from exercising any other rights under the law or this Agreement.

7. DEFAULT. I will be in default if any of the following occur:

     A. Payments. I fail to make a payment in full when due.

     B. Insolvency or Bankruptcy. The death, dissolution or insolvency of, appointment of a receiver by or on behalf of, application of any debtor relief law, the assignment for the benefit of creditors by or on behalf of, the voluntary or involuntary termination of existence by, or the commencement of any proceeding under any present or future federal or state insolvency, bankruptcy, reorganization, composition or debtor relief law by or against me, Borrower, or any co-signer, endorser, surety or guarantor of this Agreement or any other obligations Borrower has with you.

     C. Death or Incompetency. I die or am declared legally incompetent.

     D. Failure to Perform. I fail to perform any condition or to keep any promise or covenant of this Agreement.

     E. Other Documents. A default occurs under the terms of any other transaction document.

     F. Other Agreements. I am in default on any other debt or agreement I have with you.

     G. Misrepresentation. I make any verbal or written statement or provide any financial information that is untrue, inaccurate, or conceals a material fact at the time it is made or provided.

     H. Judgment. I fall to satisfy or appeal any judgment against me.

     I. Forfeiture. The Property is used in a manner or for a purpose that threatens confiscation by a legal authority.

     J. Name Change. I change my name or assume an additional name without notifying you before making such a change.

     K. Property Transfer. I transfer all or a substantial part of my money or property.

     L. Property Value. The value of the Property declines or is impaired.

     M. Insecurity. You reasonably believe that you are insecure.

8. REMEDIES. After I default, and after you give any legally required notice and opportunity to cure the default, you may at your option do any one or more of the following.

     A. Acceleration. You may make all or any part of the amount owing by the terms of the Secured Debts immediately due.

     B. Sources. You may use any and all remedies you have under state or federal law or in any instrument evidencing or pertaining to the Secured Debts.

     C. Payments Made On My Behalf. Amounts advanced on my behalf will be immediately due and may be added to the Secured Debts.

     D. Attachment. You may attach or garnish my wages or earnings.

     E. Sale of Property. You may sell the Property as provided by law. You may apply what you receive from the sale of the Property to your expenses, your attorneys' fees and legal expenses (where not prohibited by law), and any debt I owe you. If what you receive from the sale of the Property does not satisfy the debt, I will be liable for the deficiency (where permitted by law). In some cases, you may keep the Property to satisfy the debt.

     Where a notice is required, I agree that ten days prior written notice sent by first class mail to my address listed in this Agreement will be reasonable notice to me under the West Virginia Uniform Commercial Code.

     If the Property is perishable or threatens to decline speedily in value, you may, without notice to me, dispose of any or all of the Property in a commercially reasonable manner at my expense following any commercially reasonable preparation or processing,

     You may arrange for a sale which would qualify as exempt from registration under the Securities Act of 1933. I recognize that a sale restriction or prohibition may result in a lower sales price than if the sale were open to the public. Any sale will be held in accordance with state and federal laws and regulations.

     F. Waiver. By choosing any one or more of these remedies you do not give up your right to use any other remedy. You do not waive a default if you choose not to use a remedy. By electing not to use any remedy, you do not waive your right to later consider the event a default and to use any remedies if the default continues or occurs again.

9. WAIVER OF CLAIMS. I waive all claims for loss or damage caused by your acts or omissions where you acted reasonably and in good faith.

10. PERFECTION OF SECURITY INTEREST. I authorize you to file a financing statement covering the Property. I will comply with, facilitate, and otherwise assist you in connection with obtaining perfection or control over the Property for purposes of perfecting your security interest under the Uniform Commercial Code. I agree to pay all actual costs of terminating your security interest.

11. APPLICABLE LAW. This Agreement is governed by the laws of West Virginia, the United States of America and to the extent required, by the laws of the jurisdiction where the Property is located. In the event of a dispute, the exclusive forum, venue and place of jurisdiction will be in West Virginia, unless otherwise required by law.

12- JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS. Each Debtor's obligations under this Agreement are independent of the obligations of any other Debtor. You may sue each Debtor individually or together with any other Debtor. You may release any part of the Property and I will still be obligated under this Agreement for the remaining Property. The duties and benefits of this Agreement will bind and benefit the successors and assigns of you and me.

13. AMENDMENT, INTEGRATION AND SEVERABILITY. This Agreement may not be amended or modified by oral agreement. No amendment or modification of this Agreement is effective unless made in writing and executed by you and me. This Agreement is the complete and final expression of the understanding between you and me. If any provision of this Agreement is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable.

14. INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Agreement.

15. NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one party will be deemed to be notice to all parties. I will inform you in writing of any change in my name, address or other application information. I will provide you any financial statement or information you request. All financial statements and information I give you will be correct and complete. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Agreement and to confirm your lien status on any Property. Time is of the essence.

SIGNATURES. By signing under seal, I agree to the terms contained in this Agreement. I also acknowledge receipt of a copy of this Agreement.

     DEBTOR:
         /s/ Douglas V. Reynolds                 (Seal)
         ----------------------------------------
         Douglas V. Reynolds
         Individually

     SECURED PARTY:
         United Bank, Inc.
              By /s/ Linda J. Pleasants          (Seal)
                 --------------------------------
              Linda J. Pleasants, Vice President